SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Hyperscale Data, Inc.

(Name of Subject Company (Issuer))

Hyperscale Data, Inc.

(Names of Filing Persons (Issuer and Offeror))

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

09175M879

(CUSIP Number of Class of Securities)

Henry Nisser

President and General Counsel

Hyperscale Data, Inc.

11411 Southern Highlands Pkwy, Suite 190

Las Vegas, NV 89141

Telephone: (949) 444-5464

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Spencer G. Feldman, Esq. Kenneth A. Schlesinger, Esq. Olshan Frome Wolosky LLP 1325 Avenue of the Americas, 15th Floor New York, New York 10019 Tel: (212) 451-2300

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note: On November 9, 2026 and November 10, 2026, Milton Todd Ault, the Executive Chairman of Hyperscale Data, Inc. (the “Company”), made the following posts referring stockholders to the Company’s pre-commencement press release issued by the Company on November 6, 2026 on X under the X handle @ToddAultIII (https://x.com/ToddAultIII).

X Post: “

**Milton Todd Ault III**
@ToddAultIII

$GPUS it's real. I strongly suggest all shareholders pay attention to the $50 million $.26 a share offer to exchange/tender. Hyperscale data Inc will have more information on this soon. See press release.

**Hyperscale Data Inc**
GPUS **$0.18** -1.71%

Trade on **E*TRADE**

Hyperscale Data, Inc. Announces Intent to Launch Exchange Offer to Acquire Up to...

From prnewswire.com

”

X Post: “

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